15049628

3/16

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-68997

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MDS Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

409 Butler Road, Suite A
(No. and Street)

Kittanning	Pennsylvania	16201-4403
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jason C. Knapp (724) 919-8703
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Schneider Downs & Co., Inc.
(Name – *if individual, state last, first, middle name*)

One PPG Place, Suite 1700	Pittsburgh	PA	15222
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 3/16

OATH OR AFFIRMATION

I, Jeffrey S. Stone, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MDS Securities, LLC, as of February 26, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, Chief Executive Officer

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
JASON C. KNAPP, NOTARY PUBLIC
BORO OF WEST KITTANNING, ARMSTRONG COUNTY
MY COMMISSION EXPIRES JAN. 28, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MDS SECURITIES, LLC
(A Wholly Owned Subsidiary of
MDS Associated Companies, Inc.)

Financial Statements and Report of
Independent Registered Public Accounting Firm
(with Supplemental Information)
For the year ended December 31, 2014

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

www.schneiderdowns.com

TABLE OF CONTENTS

SCHNEIDER DOWNS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
MDS Securities, LLC
Kittanning, Pennsylvania

We have audited the accompanying financial statements of MDS Securities, LLC (Company), a wholly owned subsidiary of MDS Associated Companies, Inc., which comprise the statement of financial condition as of December 31, 2014, and the related statements of operations, changes in member's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and t he related notes to the financial statements and supplemental information. The Company's management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of MDS Securities, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The accompanying supplemental information has been subjected to audit procedures performed in conjunction with the audit of MDS Securities, LLC's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 26, 2015

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Huntington Center, Suite 2100
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

MDS SECURITIES, LLC
(A Wholly Owned Subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2014

ASSETS	
Cash	$614,929
Accounts Receivable—Related Party	629,585
Prepaid Expenses	24,209
Total Assets	$1,268,723
LIABILITIES AND MEMBER'S EQUITY	
Liabilities	
Accounts Payable	$1,079,433
Accrued Expenses	19,984
Total Liabilities	1,099,417
Member's Equity	
Paid-In Capital	1,197,500
Accumulated Deficit	(1,028,194)
Total Member's Equity	169,306
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,268,723

The accompanying notes are an integral part of these financial statements.

MDS SECURITIES, LLC
(A Wholly Owned Subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2014

REVENUE	
Commissions	$1,797,635
Other Income	63,179
Total Revenue	1,860,814
EXPENSES	
Employee Compensation and Benefits	584,419
Commissions & Fees	1,624,293
Occupancy Expenses	10,500
Bank Charges	3,366
Dues and Subscriptions	930
Professional Fees	122,989
Regulatory Fees	37,251
Taxes & Licenses	1,904
Travel & Entertainment	5,793
Other Expenses	8,195
Total Expenses	2,399,640
NET LOSS	$(538,826)

The accompanying notes are an integral part of these financial statements.

MDS SECURITIES, LLC
(A Wholly Owned Subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2014

	Additional Paid-In Capital	Accumulated Deficit	Total Member's Equity
Balance at December 31, 2013	$797,500	$(489,368)	$308,132
Capital Contributions	400,000	-	400,000
Net Loss	-	(538,826)	(538,826)
Balance at December 31, 2014	$1,197,500	$(1,028,194)	$169,306

The accompanying notes are an integral part of these financial statements.

MDS SECURITIES, LLC
(A Wholly Owned Subsidiary of MDS Associated Companies, Inc.)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2014

OPERATING ACTIVITIES	
Net Loss	$(538,826)
Decrease (Increase) in Assets	
Accounts Receivable	(85,855)
Prepaid Expenses	46,304
Increase (Decrease) in Liabilities	
Accounts Payable	554,096
Accrued Expenses	(5,734)
Due to Related Party	(19,965)
Net Cash Used in Operating Activities	(49,980)
FINANCING ACTIVITIES	
Capital Contributions from Member	400,000
Net Increase in Cash and Cash Equivalents	350,020
Cash and Cash Equivalents, Beginning of Year	264,909
Cash and Cash Equivalents, End of Year	$614,929

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF OPERATIONS

MDS Securities, LLC, (Company) is headquartered in Kittanning, PA and is a wholly-owned subsidiary of MDS Associated Companies, Inc. (Parent) organized under the laws of the Commonwealth of Pennsylvania on August 25, 2011 (date of inception) with minimal operations until November 09, 2012 (date of operations). The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission (SEC) and is a member firm of the Financial Industry Regulatory Authority (FINRA). The Company's primary operating focuses are to identify capital sources, conduct due diligence, underwrite and manage the selling group of securities offerings, and address regulatory and compliance matters. The Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The financial statements of the Company are presented on the accrual basis of accounting and are prepared in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) as promulgated by the Financial Standards Accounting Board (FASB) Accounting Standards Codification (ASC).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions

The Company sells direct participation program interests in limited partnerships on a commission basis. The Company does not collect any sales proceeds from customers; rather, sales proceeds are paid by customers directly to the issuing partnerships. The managing general partner of the issuing partnerships pays the commissions directly to the Company.

Cash and Cash Equivalents

The Company holds substantially all of its cash at one bank. Cash in the bank account is insured by the Federal Deposit Insurance Corporation (FDIC). At times, balances in the bank accounts may exceed the FDIC insured limits. The Company has not experienced losses in any such accounts to date and limits the Company's exposure to credit loss by placing its cash and cash equivalents with high-quality financial institutions.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Accounts Receivable

Current payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, the payment is applied to the oldest unpaid invoice. All the amounts recorded as accounts receivable at December 31, 2014 are due from an affiliate of the Parent. The carrying amount of accounts receivable is reduced by discounts, adjustments, and an allowance for doubtful accounts that reflect management's best estimate of the amounts that will not be collected. Each customer balance is individually reviewed where all or a portion of the balance exceeds 120 days from the invoice date. The Company writes off receivables when, in management's estimation, it is probable that the receivable is worthless. No allowance for doubtful accounts was deemed necessary as of December 31, 2014.

Income Taxes

The Company is a single-member limited liability company and, as such, is not subject to income taxes. Rather, all items of taxable income, deductions and tax credits are passed through to and are reported by its Member on its respective tax return. Accordingly, the Company is not required to take any tax positions and these financial statements do not reflect a provision for income taxes. The Company has no other tax positions which must be considered for disclosure.

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in "Other Expenses" in the Statement of Operations.

For the year ended December 31, 2014, the Company did not incur any interest and penalties from taxing authorities. Income tax returns filed by the Member are subject to examination by the Internal Revenue Service for a period of three years. While no income tax returns are currently being examined by the Internal Revenue Service, tax years since 2012 remain open.

Fair Value Measurements

The Company measures assets and liabilities at fair value in accordance with the Codification topic, Fair Value Measurements and Disclosures. This topic defines fair value, establishes a framework for its measurement and requires disclosures regarding the Company's fair value measurements. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The carrying amount of the Company's cash and cash equivalents, accounts receivable, prepaid expenses, accounts payable and accrued liabilities approximated fair value as of December 31, 2014.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) No. 2014-09 Revenue from Contracts with Customers (Topic 606) (ASU 2014-09), which affects any entity that either enters into contracts with customers to transfer goods or services or enters into contracts for the transfer of nonfinancial assets unless those contracts are within the scope of other standards (e.g., insurance contracts or lease contracts). ASU 2014-09 will supersede the revenue recognition requirements in Topic 605 Revenue Recognition and most industry-specific guidance. In addition, the existing requirements for the recognition of a gain or loss on the transfer of nonfinancial assets that are not in a contract with a customer (e.g., assets within the scope of Topic 360, Property, Plant, and Equipment, and intangible assets within the scope of Topic 350, Intangibles - Goodwill and Other) are amended to be consistent with the guidance on recognition and measurement (including the constraint on revenue) in ASU 2014-09. The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The amendments in ASU 2014-09 are effective for annual reporting periods beginning after December 15, 2017, with early adoption permitted. The Company is currently evaluating the impact of ASU 2014-09.

Advances

On occasion, the Company receives advances from the Parent or its affiliates. The outstanding advances do not bear interest and have no fixed repayment terms. At December 31, 2014, the Company had no outstanding advances from the Parent or its affiliates.

Commission Revenue

Substantially all of the Company's income is derived from the commissions on the sale of partnership units sponsored by an affiliate of the Parent. The Company enters into a dealer-manager agreement with the sponsor which outlines the compensation and fee arrangements associated with the offering. The program offered during 2014 was underwritten on a "best efforts" basis. During the year ended December 31, 2014, the Company earned commissions of approximately $1,798,000 under these agreements of which approximately $630,000 was receivable.

Expense Sharing

The Company entered into an expense sharing agreement with its Parent on August 01, 2014. Under the agreement, the Parent or its affiliates provide office space, office supplies, computer and other office equipment, general managerial and administrative support and services to the Company. Shared expenses incurred by the Company were approximately $5,000 for the year ended December 31, 2014.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Additionally, the Company had an office sharing agreement with its Parent which expired July 31, 2014. The total office sharing expense for the year ended December 31, 2014 was $10,500 and is included in "Occupancy Expenses" in the Statement of Operations.

Some employees of the Company are also employees of the Parent or its affiliates. The wages and benefits of these shared employees are paid by the Company. A portion of the shared employees' wages and benefits are allocated based on time then collected from the Parent or its affiliates as an accounts receivable. For the year ended December 31, 2014, approximately $53,000 of wages and benefits were allocated to and collected from the Parent or its affiliates.

NOTE 3 – NET CAPITAL REQUIREMENTS

The Company is subject to the U.S. Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $318,434, which was $245,139 in excess of its required net capital of $73,294. The Company's aggregate indebtedness ratio was 3.45 to 1.

NOTE 4 – EMPLOYEE BENEFIT PLAN

The Company employees may participate in the 401(k) plan offered by the Parent. Employees may elect to defer a portion of their salaries under that plan. Employer matching is fully discretionary. For the year ended December 31, 2014, employer contribution expense related the 401(k) plan was $6,281 and is included in "Employee Compensation and Benefits" in the Statement of Operations.

NOTE 5 – SUBSEQUENT EVENTS

Events that occur after the statement of financial condition date but before the financial statements were available to be issued must be evaluated for recognition or disclosure. The effects of subsequent events that provide evidence about conditions that existed at the statement of financial condition date are recognized in the accompanying financial statements. Subsequent events which provide evidence about conditions that existed after the statement of financial condition date require disclosure in the accompanying notes. Management evaluated the activity of the Company through February 26, 2015, the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosure in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

SCHEDULE I

MDS SECURITIES, LLC
(A Wholly Owned Subsidiary of MDS Associated Companies, Inc.)

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3
DECEMBER 31, 2014

COMPUTATION OF NET CAPITAL	
Total Member's Equity	$169,306
Deductions and/or Charges	
Non-Allowable Assets	
Accounts Receivable	(64,759)
Prepaid Expenses	(24,209)
Total Non-Allowable Assets	$(88,968)
Tentative Net Capital	$80,338
Add back	238,095
less Haircuts	-
Net Capital	$318,433
Total Aggregate Indebtedness	$1,099,416
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT	
Net Capital Requirement (Greater of 6 2/3% of Aggregate Indebtedness or $5,000)	$73,294
Excess Net Capital	$245,139
Excess Net Capital at 1,000%	$208,491
Ratio of Aggregate Indebtedness to Net Capital	3.45 to 1
Reconciliation with Company's computation (included in Part IIA of Form X-17A-5	
Net Capital, as reported in Company's Part IIA (unaudited) FOCUS report	$128,760
Audit Adjustment to adjust Commissions Expense and Equity	(48,422)
Audit Adjustment to adjust Discretionary Liabilities Add-Back	238,095
Net Capital, per the preceding	$318,433

SCHEDULE II

MDS SECURITIES, LLC
(A Wholly Owned Subsidiary of MDS Associated Companies, Inc.)

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2014

The Company is a broker-dealer exempt from this requirement under SEC Rule 15c3-3(k)(2)(i) and, therefore, no deposit was required.

SCHEDULE III

MDS SECURITIES, LLC
(A Wholly Owned Subsidiary of MDS Associated Companies, Inc.)

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER RULE 15c3-3
DECEMBER 31, 2014

This Company is exempt from this requirement under SEC Rule 15c-3-3(k)(2)(i) and, therefore, no deposit was required.

MDS SECURITIES, LLC
Kittanning, Pennsylvania

Independent Accountant's Agreed-Upon Procedures Report on Schedule of Assessment and Payments (Form SIPC-7)

For the year ended December 31, 2014

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

www.schneiderdowns.com

SCHNEIDER DOWNS

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES
REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

MDS Securities, LLC
Kittanning, Pennsylvania

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2014, which were agreed to by MDS Securities, LLC (Company), and the Securities and Exchange Commission (SEC), Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist the Company and the other specified parties in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 26, 2015

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Huntington Center, Suite 2100
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended December 31, 20 14

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

068997 FINRA DEC
MDS Securities, LLC
409 Butler Road, Suite A
Kittanning, PA 16201-4403

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Daniel Beaton, 603-379-2478

2. A. General Assessment (item 2e from page 2) $1264

B. Less payment made with SIPC-6 filed (exclude interest) (0)

____
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1264

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $1264

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $1264

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

MDS Securities, LLC
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

FINOP
(Title)

Dated the 26 day of January, 20 15.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: Postmarked Received Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning January 1, 20 14 and ending December 31, 20 14
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1,860,814
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,355,268
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	1,355,268
2d. SIPC Net Operating Revenues	$ 505,546
2e. General Assessment @ .0025	$ 1264

(to page 1, line 2.A.)

MDS SECURITIES, LLC
Kittanning, Pennsylvania

Report of Independent
Registered Public Accounting Firm

For the year ended December 31, 2014

SCHNEIDER DOWNS

Big Thinking. Personal Focus.

www.schneiderdowns.com

SCHNEIDER DOWNS

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

MDS Securities, LLC
Kittanning, Pennsylvania

We have reviewed management' statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) MDS Securities, LLC (Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) ("exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Schneider Downs & Co., Inc.

Pittsburgh, Pennsylvania
February 26, 2015

Schneider Downs & Co., Inc.
www.schneiderdowns.com
PrimeGlobal

One PPG Place
Suite 1700
Pittsburgh, PA 15222
TEL 412.261.3644
FAX 412.261.4876

41 S. High Street
Huntington Center, Suite 2100
Columbus, OH 43215
TEL 614.621.4060
FAX 614.621.4062

MDS Securities, LLC

A registered securities broker/dealer. Member FINRA/SIPC.
409 Butler Road, Suite A
Kittanning, PA 16201-4403
Toll Free Phone: (855) 807-0807 Fax: (724) 548-2330
Author's Email: jason.knapp@mdssecurities.com

Notice of Broker-Dealer Annual Exemption

MDS Securities, LLC claims an exemption from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to paragraph (k)(2)(i) of the Rule.

MDS Securities, LLC met the aforementioned exemption provisions throughout the most recent year-ended December 31, 2014 without exception.

The above information is provided to the best knowledge and belief of MDS Securities, LLC.

If you have any questions, please contact the undersigned.

Very truly yours,

MDS SECURITIES, LLC

Jason C. Knapp
Principal